May 16, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Evan S. Jacobson, Attorney-Advisor

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed May 16, 2012

File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in connection with the filing of Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2012 (the “Registration Statement”). We have enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 8 in paper format, which have been marked to show changes from Amendment No. 7 to the Registration Statement.

The Company has revised the disclosure on pages 76-79 of Amendment No. 8 in response to oral comments received from the staff of the Commission (the “Staff”) on Tuesday, May 15, 2012. In addition, Amendment No. 8 reflects changes to the Registration Statement that give effect to an increase in the number of shares being offered in the initial public offering by selling stockholders. The Company has also made other immaterial changes to the disclosure in Amendment No. 8.

* * * * * * * *

Securities and Exchange Commission

May 16, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP